

January 25, 2013

Via E-Mail
Francesco Piovanetti
Chief Executive Officer
Net Element International, Inc.
1450 South Miami Ave.
Miami, Florida 33130

>   **Re:** **Net Element International, Inc.**
>   **Post-Effective Amendment No. 1 on Form S-3 to Form S-4**
>   **Filed January 22, 2013**
>   **File No. 333-182076**

Dear Mr. Piovanetti:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You seek to register offers and sales of the common stock upon the exercise of warrants that were issued in a private placement. Please provide us with your analysis of why registration of the issuance transactions regarding those shares is consistent with applicable legal requirements, given that the offering of the shares underlying these warrants commenced as an unregistered offering. Please address Section 5(c) of the Securities Act of 1933.

2.   You seek to add offers and sales of 4.34 million warrants and underlying shares to this post-effective amendment. Please provide your analysis as to how you may register these transactions in securities for the first time by means of a post-effective amendment. Specifically address Rule 413 of the Securities Act of 1933 in your analysis.

Information Incorporated by Reference, page 21

3.   You have not incorporated by reference all of the documents required by Item 12 of Form S-3. Please revise to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal

cc: William N. Haddad, Esq.
      Reed Smith LLP